EXHIBIT 99.10

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "Agreement") is made as of this 29th day of December, 2004, by and between INLAND RETAIL REAL ESTATE TRUST, INC., a Maryland corporation (the "REIT"), and Daniel L. Goodwin (the "Consultant").

RECITALS:

A.   The REIT is a real estate investment trust which owns, operates and acquires, among other properties, neighborhood retail centers and community centers located east of the Mississippi River in the continental United States (the "Business").

B.   The REIT, IRRETI Acquisition 1, Inc., IRRETI Acquisition 2, Inc., IRRETI Acquisition 3, Inc., IRRETI Acquisition 4, Inc., Inland Retail Real Estate Advisory Services, Inc. ("Advisor"), Inland Southern Management Corp. ("Southern"), Inland Mid-Atlantic Management Corp. ("Mid-Atlantic"), Inland Southeast Property Management Corp. ("Southeast"; and together with Southern and Mid-Atlantic, the "Managers"), Inland Real Estate Investment Corporation, certain stockholders of each of the Managers (such shareholders collectively hereinafter being referred to as the "Manager Shareholders"), Daniel Goodwin, not personally, but solely as agent of certain shareholders, and The Inland Group, Inc., solely for certain purposes of certain sections of the Merger Agreement (the "Inland Group"), have entered into that certain Agreement and Plan of Merger, dated as of September 10, 2004 (the "Merger Agreement"), pursuant to which the Advisor, Southern, Mid-Atlantic and Southeast will each become a wholly-owned subsidiary of the REIT and/or its Affiliates (as defined herein) (collectively, the "Mergers").

C.   Consultant, as Chairman of the Inland Group, has obtained certain unique and particular talents and abilities with regard to the Business and will provide the REIT with strategic and operational assistance for the Engagement Term (as defined herein), including, without limitation making recommendations and providing guidance to the REIT as to prospective investment, financing, acquisition, disposition, development, joint venture and other real estate opportunities contemplated from time to time by the REIT and the Board of Directors (collectively, the "Consulting Services"). For purposes herein, the term (i) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified and (ii) "control" or any similar term means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise.

D.   The Consultant will receive benefits from consummating the Mergers as a shareholder of the Advisor and the Managers.

E.   It is a condition to consummation of the Merger Agreement that the Consultant enter into this Agreement with the REIT, subject to the terms, conditions and covenants hereinafter set forth. Terms not otherwise defined herein shall have the meaning ascribed to the term in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements, covenants and conditions set forth herein, the receipt and sufficiency of which is hereby acknowledged, the Consultant and the REIT hereby agree as follows:

ARTICLE I

1.1   ENGAGEMENT. The REIT hereby engages Consultant on a non-exclusive basis, and Consultant hereby accepts such engagement upon the terms and conditions hereinafter set forth. Upon reasonable prior notice to Consultant, the Consultant shall provide the REIT with the Consulting Services provided that any such additionally requested services in connection with investigating or pursuing a listing shall be subject to the parties agreeing on the fee contemplated by Section 3.1 below. Consultant shall use commercially reasonable efforts to attend meetings of senior management of the REIT with respect to the near and long-term operations of the REIT and its Affiliates. Consultant shall also provide such additional services as may be reasonably requested from time to time by the Board consistent with the services provided to REIT or any Service Provider, prior to the date of this Agreement by Consultant. The Consulting Services to be provided hereunder require Consultant to attend, at the REIT's or its Board of Directors' request, certain meetings of the Board of Directors or management team of the REIT of the kind and nature attended by Consultant prior to the date of this Agreement (i.e., Board of Directors meetings, management committee meetings, audit committee meetings and acquisition committee meetings). Consultant acknowledges the Consulting Services are in addition to, and in no way limit, Consultant's duties to the REIT as a director of the REIT but nothing in this Agreement shall have the effect of expanding the scope of fiduciary duties that Consultant may owe the REIT under applicable law. REIT acknowledges that Consultant is providing the Consulting Services solely in his capacity as a consultant and not as a director and that, with respect to Consulting Services, Consultant's status shall be that of an independent contractor, and not that of an agent or employee of the REIT. Consultant shall not hold himself out as, nor claim to be acting as, an employee or agent of the REIT solely as a result of providing the Consulting Services. Consultant is not authorized to, and shall not, make or undertake any agreement, understanding, waiver or representation on behalf of the REIT in his capacity as Consultant, except as may be provided in a separate Ancillary Agreement.

1.2   ACTIVITIES AND DUTIES DURING ENGAGEMENT. Consultant represents and warrants to the REIT that he is able to accept engagement by the REIT as Consultant; provided, however, that the Consultant and the REIT acknowledge and agree that Consultant will devote a limited amount of time to his duties hereunder, and nothing contained herein shall restrict Consultant from being employed by or accepting employment, consulting arrangements or other positions with the REIT or other businesses, including businesses that may compete with the business conducted by REIT, provided that such activities do not violate Article IV hereof.

ARTICLE II

2.1   TERM.

(a)   Unless terminated earlier in accordance with Section 2.1(b) or Section 2.1(c) hereof, the term of this Agreement shall commence on the date hereof and shall last for a period of five (5) years (such period being hereinafter referred to as the

"Term"). The Term shall automatically be renewed for successive one-year periods thereafter unless terminated by either party by written notice not less than thirty (30) days prior to the expiration of the then-current Term. Notwithstanding the foregoing, REIT may terminate this Agreement at any time, with or without cause (the Term, as it may be extended or terminated pursuant to this Article II, is herein referred to as the "Engagement Term").

        (b)   The Consultant shall have the option, but not the obligation, to terminate the Engagement Term upon the occurrence of any of the following events:

        (i)   Disability of Consultant. For purposes of this Agreement, the term "disability" (or any similar term) shall mean any bodily injury, disease, illness, or emotional or nervous disorder that prevents the Consultant from performing any or all Consulting Services for a period of at least thirty (30) consecutive days;

        (ii)   The failure of the REIT to perform its obligations provided herein and the continuance of such failure for a period of thirty (30) consecutive days after receipt by the REIT from the Consultant of written notice of such failure to perform ; or

        (iii)   The occurrence of a Change in Control Event (as defined herein).

        (c)   This Agreement shall automatically terminate upon the death of Consultant.

2.2   <u>DEFINITION OF "CHANGE IN CONTROL"</u>.

A "Change in Control Event" means the occurrence of one or more of the following:

        (a)   Any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of REIT to any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; *provided, however,* that any sale, lease, exchange or transfer to (including, without limitation, any merger or other business combination with or into) any of the following shall not constitute a Change of Control: (i) any Affiliate controlled by REIT, (ii) Inland Real Estate Corporation, (iii) Inland Western Retail Real Estate Trust, Inc., (iv) Inland American Real Estate Trust, Inc., (v) The Inland Group, Inc., or (vi) any Affiliate controlled by any of the persons listed in clauses (i) through (v) above (all of the entities described in clauses (i) through (vi) above to be hereinafter sometimes referred to as the "Inland Companies");

        (b)   The approval by the holders of the outstanding shares of REIT of any plan or proposal for the liquidation or dissolution of REIT;

        (c)   Any person or group of related persons (other than any one or more of the Inland Companies) shall become the owner, directly or indirectly, beneficially or of record, of shares of REIT representing more than twenty-five percent (25%) of the aggregate ordinary voting power represented by the issued and outstanding common shares of REIT; or

(d)   Following any change in the composition of the board of directors of REIT, a majority of the board of directors of REIT are not either (i) members of the board of directors of REIT as of the date hereof, or (ii) members of the board of directors of REIT whose nomination for election or election to the board of directors of REIT has been recommended, approved or ratified by at least eighty percent (80%) of the board of directors of REIT then in office who were either members of the board of directors of REIT as of the date hereof or whose election as a member of the board of directors of REIT was previously so approved.

2.3   <u>CESSATION OF RIGHTS AND OBLIGATIONS: SURVIVAL OF CERTAIN PROVISIONS</u>. On the date of expiration or termination of the Engagement Term for any reason, all of the respective rights, duties, obligations and covenants of the parties hereto, as set forth herein, shall, except as specifically provided herein to the contrary, cease and become of no further force or effect as of the date of said termination, and shall only survive as expressly provided for herein.

ARTICLE III

3.1   <u>NO COMPENSATION</u>. During the Engagement Term, the REIT shall not pay Consultant, and Consultant shall not be entitled to receive, any salary or other compensation (except to the extent expressly provided in Section 3.2 below) for his services provided under this Agreement. Notwithstanding the above, if REIT decides to investigate or pursue a listing of the REIT's shares of common stock on a national securities exchange or an inter-dealer quotation system, REIT shall pay Consultant a reasonable fee in an amount to be agreed upon between REIT and Consultant at such time for services requested by REIT to be rendered in connection with such listing that are of a type or duration beyond what otherwise have been provided to REIT prior to such investigation of a listing.

3.2   <u>BENEFITS</u>.

(a)   The REIT shall reimburse Consultant for all ordinary and necessary out-of-pocket business expenses incurred by him in connection with performing Consulting Services hereunder in the manner and time consistent with the REIT's policy governing reimbursement of expenses incurred by employees.

(b)   Any amounts reimbursed paid to Consultant pursuant to this Article III shall be in addition to any amounts Consultant may be eligible to receive as a director of the REIT. If required by the REIT, Consultant shall provide a W-9 to the REIT.

ARTICLE IV

4.1   <u>ASSIGNMENT</u>. This Agreement or any right or interest hereunder may not be assigned by either party without the prior written consent of the other party hereto. Consultant shall not, without the prior written consent of the REIT, employ, contract with or use the services of any third party in connection with the performance of any of the services to be rendered under this Agreement, or otherwise designate the responsibility of performance of any services to be rendered under this Agreement to any third party. Any attempted assignment, designation, employment or use in violation of this Section 4.1 shall be void and of no force or effect.

4.2   NON-DISCLOSURE OF CONFIDENTIAL INFORMATION. Consultant hereby acknowledges and agrees that as a result of his engagement hereunder he may acquire, develop and use information of a special and unique nature and value regarding the Company that is not generally known to the public such as financial or operating information, business or strategic plans identified as such, property acquisition memorandums or appraisals, entity valuation or models, and employee records (all such information being hereinafter referred to as "Confidential Information"); provided, however, that any information concerning tenants or prospective tenants of, investors or potential investors, or members of any broker-dealer group or potential broker-dealer group to, or of, the REIT shall not constitute "Confidential Information" unless the REIT is subject to a confidentiality agreement concerning such information. Consultant further acknowledges and agrees that the Confidential Information is of great value to the REIT and that the restrictions and agreements contained in this Agreement are reasonably necessary to protect the Confidential Information and the goodwill of the REIT and its subsidiaries. Accordingly, Consultant hereby covenants and agrees that:

(a)   Consultant will not, during the Engagement Term or at any time thereafter, directly or indirectly, except to the extent authorized by the REIT for the benefit of the REIT, its subsidiaries or any service provided to the REIT or its subsidiaries, divulge to any person, firm, corporation, limited liability, company or other organization, other than the REIT, its subsidiaries or any Service Provider to the REIT or its subsidiaries (collectively, "Third Parties"), or use or cause or authorize any Third Parties to use, any Confidential Information (whether or not identified by the REIT as confidential), except to the extent required by law (and then only to the extent required by law and with reasonable prior notice to the REIT and its Board of Directors of such disclosure); and

(b)   Upon the termination of the Engagement Term for any reason whatsoever, Consultant shall deliver or cause to be delivered to the REIT any and all Confidential Information, including drawings, notebooks, keys, data and other documents and materials belonging to the REIT or its subsidiaries which is in his possession or under his control relating to the REIT or its subsidiaries, regardless of the medium upon which it is stored, and will deliver to the REIT upon such termination of employment any other property of the REIT or its subsidiaries which is in his possession or under his control; provided, however, that notwithstanding the foregoing, Consultant shall not be required to deliver or cause to be delivered to the REIT any Confidential Information (i) in the possession of Consultant received by Consultant in his capacity as a director of the REIT or (ii) if Consultant is otherwise employed by, or providing other services directly or indirectly through an affiliate of The Inland Group, Inc., to the REIT or its subsidiaries.

Nothing contained in this Section 4.2 shall prohibit or restrict any party from disclosing any information (including Confidential Information): (a) the disclosure of which is necessary to comply with any applicable laws, including, without limitation, federal or state securities laws, or any exchange listing or similar rules and regulations; (b) the disclosure of which is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction; (c) such information is now, or hereafter is made, generally available to the public other than by disclosure in violation of this Agreement; (d) such information was disclosed to the disclosing party by a Third Party that the disclosing party, in good faith, believes was not bound by an obligation of confidentiality; or (e) the parties hereto consent to the form and content of any such disclosure. If any party learns that disclosure of such information is sought in or by a court or governmental body of competent jurisdiction or through other means, such party shall (1) give prompt notice to the other party prior to making such disclosure and allow such other party, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information, (2) reasonably cooperate with such other party in its efforts to prevent, or obtain a protective order for, such disclosure, and (3) disclose the minimum amount of information required to be disclosed.

       4.3   REMEDIES. Consultant hereby acknowledges and agrees that the Consulting Services to be rendered by him to the REIT hereunder are of a special and unique nature and that it would be very difficult or impossible to measure the damages resulting from a breach of this Agreement. Consultant hereby further acknowledges and agrees that the restrictions herein are reasonable and necessary for the protection of the business and the goodwill of the REIT and its subsidiaries and that a violation by the Consultant of any such covenant will cause irreparable damage to the REIT or its subsidiaries. Consultant therefore agrees that any breach or threatened breach by him of any of the covenants or provisions of Article IV of this Agreement shall entitle the REIT or its subsidiaries, in addition to any other remedy available to them under this Agreement, at law or in equity, to a temporary and permanent injunction or any other applicable decree of specific performance, without any bond or security being required thereof, in order to enjoin such breach or threatened breach. The parties understand and intend that each covenant, provision and restriction agreed to in this Article IV shall be construed as separate and divisible from every other provision and restriction and that the unenforceability of any one provision or restriction shall not limit the enforceability, in whole or in part, of any other provision or restriction and that one or more of all of such provisions or restrictions may be enforced, in whole or in part, as the circumstances warrant.


ARTICLE V
MISCELLANEOUS


       5.1   NOTICES. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered: (i) when delivered personally or by commercial messenger; (ii) one business day following deposit with a recognized overnight courier service, provided such deposit occurs prior to the deadline imposed by such service for overnight delivery; (iii) when transmitted, if sent by facsimile copy, provided confirmation of receipt is received by sender and such notice is sent by an additional method provided hereunder, in each case above provided such communication is addressed to the intended recipient thereof as set forth below:

       To Consultant at: Robert D. Parks
                          2901 Butterfield Road
                          Oak Brook, Illinois 60523
                          Facsimile: (630) 218-8033

With a copy to:
Shefsky & Froelich Ltd.
444 North Michigan Avenue
Suite 2500
Chicago, Illinois 60611
Attn: Michael J. Choate
Facsimile: (312) 527-5921

To REIT at: Inland Retail Real Estate Trust, Inc.
200 Waymont Circle
Suite 126-10
Lake Mary, Florida 32746
Attn: Barry Lazarus
Facsimile:_____

With a copy to:

Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
Attn: Michael J. Moran
Facsimile: (630) 218-4900

With a copy to:

Duane Morris LLP
227 West Monroe Street
Suite 3400
Chicago, Illinois 60606
Attn: David J. Kaufman
Facsimile: (312) 499-6701

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

5.2   ENTIRE AGREEMENT; AMENDMENTS, ETC. This Agreement contains the entire agreement and understanding of the parties hereto, and supersedes all prior agreements and understandings relating to the subject matter thereof. No modification, amendment, waiver or alteration of this Agreement or any provision or term hereof shall in any event be effective unless the same shall be in writing, executed by both parties hereto, and any waiver so given shall be effective only in the specific instance and for the specific purpose for which given.

5.3   SUCCESSORS AND ASSIGNS. Subject to the terms and restrictions contained in Section 4.1 above, this Agreement shall be binding upon, and inure to the benefit of, and shall be enforceable by, the successors, assignees and transferees of the REIT and its current or future subsidiaries.

5.4   NO CONSTRUCTIVE WAIVERS. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder or pursuant hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or pursuant thereto.

5.5   SEVERABILITY. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If any part of any covenant or other provision in this Agreement is determined by a court of law to be overly broad thereby making the covenant unenforceable, the parties hereto agree, and it is their desire, that the court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein.

5.6   COMPLIANCE AND HEADINGS. The headings in this Agreement are intended to be for convenience and reference only, and shall not define or limit the scope, extent or intent or otherwise affect the meaning of any portion hereof.

5.7   GOVERNING LAW. The parties agree that this Agreement shall be governed by, interpreted and construed in accordance with the internal laws of the State of Illinois.

5.8   ARBITRATION. All disputes under this Agreement among the parties to this Agreement which are not resolved within thirty (30) days of a party's sending of a notice of dispute with respect thereto (each an "Arbitrated Claim"), shall be resolved by binding arbitration, and each party hereto hereby waives any right it may otherwise have to such a resolution of any Arbitrated Claim by any means other than arbitration pursuant to this Section 5.8. As a minimum set of rules in the arbitration, the parties agree as follows:

(a)   The place of the arbitration shall be Chicago, Illinois. The arbitration must be held in the English language in accordance with the Streamlined Arbitration Rules and Procedures of JAMS in effect on the date hereof, except as modified by this Agreement. The arbitration shall be governed by the Illinois Code of Civil Procedure.

(b)   The arbitration will be held before a single arbitrator selected by the (i) REIT and (ii) Consultant. If the parties in interest cannot agree on an arbitrator within fourteen (14) days of the delivery of an Arbitration Demand, JAMS will appoint such arbitrator. The arbitrator will be knowledgeable regarding commercial transactions similar in nature to the transactions contemplated by this Agreement.

(c)   Any party or parties initiating arbitration (the "Arbitration Claimants") will give to the other party or parties (the "Arbitration Respondents") notice of their intention to arbitrate (the "Arbitration Demand"). The Arbitration Demand will contain a notice regarding the nature of the claim. The Arbitration Respondents will file an answering statement (the "Arbitration Answer") within fourteen (14) days after the Arbitration Demand. The Arbitration Answer will contain a statement setting forth in reasonable detail the Arbitration Respondents' responses and defenses to the Arbitrated Claim. If the Arbitration Respondents assert a counterclaim, (i) the Arbitration Respondents shall send it with the Arbitration Answer and such counterclaim must include a statement setting forth in reasonable detail the nature of the counterclaim, the amount involved, if any, and the remedy sought, and (ii) the Arbitration Claimants will file a reply statement (the "Arbitration Reply") as soon as is reasonably practicable, but in no event later than fourteen (14) days, after the counterclaim. The Arbitration Reply will contain a statement setting forth in reasonable detail the Arbitration Claimants' responses and defenses to the counterclaim. If no Arbitration Answer or Arbitration Reply is given within the stated time, the claim or the counterclaim will be assumed to be denied. Failure to file an Arbitration Answer or Arbitration Reply will not operate to delay the arbitration.

(d)   Unless the parties to the arbitration agree otherwise, the arbitrator may order depositions only for good cause and each party to the Arbitrated Claim may make such document requests and other discovery (other than depositions) as permitted in accordance with the Streamlined Arbitration Rules and Procedures of JAMS in effect on the date hereof.

(e)   The arbitration hearings will be conducted over a period not to exceed thirty (30) days commencing as of the date of the first hearing. The arbitrator shall make a final decision on the Arbitrated Claim within thirty (30) days of the final hearing. The arbitrator may make such orders with regard to scheduling, allocation of hearing time, or otherwise as he or she deems appropriate to achieve compliance with these time limitations.   The parties have included the foregoing provisions limiting the scope and extent of the arbitration with the intention of providing for prompt, economic and fair resolution of any dispute submitted to arbitration.

(f)   The Arbitration Claimants, on the one hand, and the Arbitration Respondents, on the other, will, as an initial matter, equally bear the costs and fees of the arbitration, if applicable, but the arbitrator shall award such costs in inverse proportion as the Arbitration Claimants, on the one hand, and the Arbitration Respondents, on the other, may prevail on the matters resolved by the arbitrator (based on the variance of their respective proposed Arbitration Demand, Arbitration Answer and/or Arbitration Reply, as applicable, from the determination of the arbitrator), which proportionate allocations shall be determined by the arbitrator at the time the determination of the arbitrator is rendered on the merits of the matters submitted.

(g)   The arbitrator shall enter a written award specifying the basis for his or her decision, including findings of fact and conclusions of law, the basis for the damages award and a breakdown of the damages awarded, and the basis for any other remedy. Any Party dissatisfied with the award may invoke the JAMS Optional Arbitration Appeal Procedure (based on the rules therefor in effect at the time of this Agreement). Such JAMS Optional Arbitration Appeal shall be limited to whether there are any erroneous conclusions of law, or any findings of fact not supported by substantial evidence. The appellate arbitral panel may vacate, modify, correct, or affirm the award in whole or in any part. The award (as modified, corrected, or affirmed by the appellate arbitral panel, or if no such JAMS appeal is taken, as originally rendered by the arbitrator) will be considered as a final and binding resolution of the disagreement.

(h)   Any arbitration proceeding will be conducted on a confidential basis, and any Confidential Material disclosed during any such proceeding will be kept confidential by the parties to such proceeding and by the arbitrator.

(i)   The arbitrator's discretion to fashion remedies hereunder will be no broader or narrower than the legal and equitable remedies available to a court before which such Arbitrated Claim may have been brought but for this Section 5.8, unless the parties expressly state elsewhere in this Agreement that parties will be subject to broader or narrower legal and equitable remedies than would be available under the law governing this Agreement.

(j)   The arbitral award will be the exclusive remedy of the parties for all claims, counterclaims, issues or accountings presented or pleaded to the arbitrator. The award will include interest from the date of the Arbitrated Claim until the award is fully paid, computed at the then-prevailing U.S. prime rate, plus five percent (5%). Any additional costs, fees or expenses incurred in enforcing the arbitral award (or successfully resisting it) will be borne by the party against which enforcement is sought if such award is successfully enforced (or borne by the party seeking to enforce such award if the resisting party successfully resists its enforcement). Any party may enforce an arbitral award in any court of competent jurisdiction.

5.9   COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

5.10   NO PRESUMPTION AGAINST DRAFTER. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any provisions of this Agreement.

5.11   ENFORCEMENT. In the event either of the parties to this Agreement shall bring an action against the other party with respect to the enforcement or breach of any provision of this Agreement, the prevailing party in such action shall recover from the non-prevailing party the costs incurred by the prevailing party with respect to such action including court costs and reasonable attorneys' fees.

5.12   RECITALS. The Recitals set forth above are hereby incorporated in and made a part of this Agreement by this reference.

5.13   INDEMNIFICATION. REIT agrees to indemnify and hold harmless Consultant for any and all acts taken or omitted to be taken by Consultant hereunder (except for gross negligence or willful misconduct) as if Consultant was a director of the REIT as provided in the

REIT's charter and bylaws in accordance with the same terms, conditions, limitations, standards, duties, rights and obligations as a director. If REIT enters into an indemnification or similar agreement covering such indemnification matters with any REIT director, REIT will offer and enter into a similar indemnification agreement with Consultant.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered as of the day and year first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.,
a Maryland corporation

By: /s/ Barry L. Lazarus
        Barry L. Lazarus
        President

CONSULTANT

/s/ Daniel L. Goodwin
Daniel L. Goodwin